Brian C. Daughney, Esq.
BDaughney@beckerlawyers.com
Phone: (212) 599-3322 Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, NY 10006

November 8, 2021

Via EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attn.: Michael Davis and James Lopez

Re:	Alpha Star Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-1

Filed September 24, 2021

File No. 333-257521

Ladies and Gentlemen:

We are counsel to the registrant, Alpha Star Acquisition Corp. We refer to your comment letter of October 23, 2021, and provide the following responses. We include the original comments for ease of reference.

We note that other than Comment 9, all of Staff’s comments relate to the potential impact of PRC legal and other matters which might impact the Company’s IPO and ability to consummate a business combination, and potential impacts following a business combination if the target business was located or had assets or operations in the PRC. Management of Alpha has determined not to undertake business combination with an entity or entities that is based in or has operations in the PRC. We have also included similar language in the Articles of Association which will be adopted at closing. See Exhibit 3.3. We respectfully note that this exclusionary language has been provided in several other SPAC transactions recently and these transactions have proceeded.

Amendment No. 2 to Registration Statement on Form S-1 filed September 24, 2021

Cover Page

1.             We note your revised disclosure and response to comment 1 and reissue the comment in part. Please expand the discussion of recent statements and regulatory actions by China’s government to clarify that these risks could result in a material change in the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise your cover page to address (1) how recent statements and regulatory actions by China’s government may impact the company’s ability to accept foreign investments, or list on an U.S. or other foreign exchange and (2) restrictions on foreign exchange, including how cash will be transferred through the post-combination organization as well as your ability to transfer cash between entities, across borders, and to U.S. investors. Please advise us if any transfers have occurred.

United States Securities & Exchange Commission

Division of Corporation Finance

November 8, 2021

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the revised S-1. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

Summary, page 2

2.             We note your revised disclosure in response to comment 2 and reissue the comment in part. Revise to clearly disclose that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

3.             We note your revised disclosure in response to comment 3 and reissue the comment in part. Please revise the summary risk factors to include cross-references to the more detailed disclosure in the prospectus.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

4.             We note your revised disclosure in response to comment 4 and reissue the comment in part. Please address permissions you may be required to obtain in searching for a target and conducting other activities such as listing abroad. In addition, please confirm that your use of the term "operate" and "operations" includes the process of searching for a target business and conducting such other activities. Additionally, please revise here and the first risk factor on page 67 to clearly address the consequences to you and investors if it is determined you should have obtained permissions or that permissions obtained are subsequently rescinded.

United States Securities & Exchange Commission

Division of Corporation Finance

November 8, 2021

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

5.             Your summary does not appear to address comment 5. Please provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Please also describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Please also describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

6.             We note your response to comment 6 and statement on page 25 that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act. Please specify that this may result if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that delisting and a prohibition on trading may result. Additionally, expand your disclosure to address pending legislation that would shorten the relevant timeframe leading to a prohibition on trading.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

Risk Factors, page 63

7.             We note your response to comment 8 but are unable to locate revised disclosure. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

United States Securities & Exchange Commission

Division of Corporation Finance

November 8, 2021

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

8.             We note your response to comment 10 and statements on page 67 regarding the impact of cybersecurity oversight on a post-combination basis. Please revise to also address cybersecurity concerns and their impact on the process of searching for a target and completing an initial business combination.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong), and we have included this statement in several places in the revised S-1. Additionally, the Articles of Association which will be adopted at closing of the IPO reflect this limitation. Accordingly, we respectfully submit that this comment is no longer applicable to the Company or relevant for disclosure to investors.

General

9.             We note the revised disclosure on page 24 that unless your securities qualify as an NMS stock under SEC Rule 3a51-1, you may not redeem public shares in an amount that would cause net tangible assets to be less than $5,000,001. Your disclosure suggests that you anticipate the option of having net tangible assets fall below $5,000,001. Please revise to clarify that your net tangible assets may not decline below $5,000,001 regardless to the trading status.

Response

As Staff is aware, we had a conference call with Staff regarding this Comment on Thursday, October 28, 2021.

While we believe that our analysis regarding the NMS issue is correct, and we have provided Staff with the Nasdaq position on this matter that securities listed on the Capital Markets and Global Market tiers qualify as NMS securities under SEC Rule 3a51-1 and therefore we believe that Alpha’s securities would not be deemed penny stocks and Alpha would not be a blank check company under SEC Rule 419.

However, we are aware that Staff is not in a position to make a final determination in this matter. Therefore, we have removed the language that was commented upon by Staff.

United States Securities & Exchange Commission

Division of Corporation Finance

November 8, 2021

We hope this response has addressed all of the Staff’s comments. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Brian C. Daughney, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or bdaughney@beckerlawyers.com.

Sincerely,

Becker & Poliakoff LLP
/s/ Brian C. Daughney